===============================================================================


           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                MARCH 11, 1996

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-4
                        ISSUER TENDER OFFER STATEMENT
    (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                PG ENERGY INC.
                 (Name Of Issuer And Person Filing Statement)


                      DEPOSITARY PREFERRED SHARES, EACH
                  REPRESENTING A 1/4 INTEREST IN A SHARE OF
          9% CUMULATIVE PREFERRED STOCK, PAR VALUE $100.00 PER SHARE
                        (Title of Class of Securities)

                                  708747407
                    (CUSIP Number of Class of Securities)

                                THOMAS J. WARD
                                  SECRETARY
                                PG ENERGY INC.
                             WILKES-BARRE CENTER
                               39 PUBLIC SQUARE
                       WILKES-BARRE, PENNSYLVANIA 18711
                                (717) 829-8843
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                     and
         Communications on Behalf of the Person Filing the Statement)


                                   COPY TO:
                               GARETT J. ALBERT
                            HUGHES HUBBARD & REED
                            ONE BATTERY PARK PLAZA
                        NEW YORK, NEW YORK 10004-1482
                                (212) 837-6000

                                MARCH 11, 1996
    (Date Tender Offer First Published, Sent Or Given To SEcurity Holders)

Calculation of Filing Fee
--------------------------------------------------------------------------------
     Transaction Valuation*                     Amount of Filing Fee
--------------------------------------------------------------------------------
        $27,000,000                                     $5,400
--------------------------------------------------------------------------------

* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 100,000 shares at $50.00 per share.


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

================================================================================

                            CROSS-REFERENCE SHEET


   ITEM IN              LOCATION IN
SCHEDULE 13E-3        SCHEDULE 13E-4
------------------  ------------------
  Item 1(a).......  Item 1(a)
  Item 1(b).......  Item 1(b)
  Item 1(c).......  Item 1(c)
  Item 1(d).......  *
  Item 1(e).......  *
  Item 1(f).......  *
  Item 2(a).......  *
  Item 2(b).......  *
  Item 2(c).......  *
  Item 2(d).......  *
  Item 2(e).......  *
  Item 2(f).......  *
  Item 2(g).......  *
  Item 3(a)(1)....  *
  Item 3(a)(2)....  *
  Item 3(b).......  *
  Item 4(a).......  *
  Item 4(b).......  *
  Item 5(a).......  Item 3(b)
  Item 5(b).......  Item 3(c)
  Item 5(c).......  Item 3(d)
  Item 5(d).......  Item 3(e)
  Item 5(e).......  Item 3(f)
  Item 5(f).......  Item 3(i)
  Item 5(g).......  Item 3(j)
  Item 6(a).......  Item 2(a)
  Item 6(b).......  *
  Item 6(c).......  Item 2(b)
  Item 6(d).......  *
  Item 7(a).......  Item 3
  Item 7(b).......  *
  Item 7(c).......  *

                                       (i)


  ITEM IN               LOCATION IN
SCHEDULE 13E-3        SCHEDULE 13E-4
------------------  ------------------
  Item 7(d).......  *
  Item 8(a).......  *
  Item 8(b).......  *
  Item 8(c).......  *
  Item 8(d).......  *
  Item 8(e).......  *
  Item 8(f).......  *
  Item 9(a).......  *
  Item 9(b).......  *
  Item 9(c).......  *
  Item 10(a)......  *
  Item 10(b)......  *
  Item 11.........  Item 5
  Item 12(a)......  *
  Item 12(b)......  *
  Item 13(a)......  *
  Item 13(b)......  *
  Item 13(c)......  *
  Item 14(a)......  Item 7(a)
  Item 14(b)......  Item 7(b)
  Item 15(a)......  *
  Item 15(b)......  Item 6
  Item 16.........  Item 8(e)
  Item 17(a)......  Item 9(b)
  Item 17(b)......  *
  Item 17(c)......  Item 9(c)
  Item 17(d)......  Item 9(a)
  Item 17(e)......  *
  Item 17(f)......  Item 9(f)


-----------
* The Item is located in the Schedule 13E-3 only.

                                      (ii)

ITEM 1. SECURITY AND ISSUER.

   (a) The name of the issuer is PG Energy Inc., a Pennsylvania corporation formerly known as Pennsylvania Gas and Water Company (the "Company"), and the address of its principal executive offices is Wilkes-Barre Center, 39 Public Square, Wilkes-Barre, Pennsylvania 18711.


   (b) This Schedule relates to the offer by the Company to purchase any and all of its outstanding Depositary Preferred Shares (the "Shares"), each representing a one-fourth interest in a share of its 9% Cumulative Preferred Stock, par value $100.00 per share, liquidation preference $100.00 per share (equivalent to $25.00 per Share), at $27.00 per Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As of March 11, 1996, the Company had issued and outstanding 1,000,000 Shares. The Company has been advised that two directors and two executive officers of the Company (each of whom also serves as a director or executive officer of Pennsylvania Enterprises, Inc., the holder of all of the Company's common stock) intend to tender Shares pursuant to the Offer and that no other director or executive officer of the Company or any of its affiliates intends to tender Shares pursuant to the Offer as no such person owns any Shares. The information set forth on the cover page and under "Introduction" of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth on the cover page, and under "Introduction" and "The Offer-Price Range of Shares; Dividends; Trading Volume" in Section 10 of the Offer to Purchase is incorporated herein by reference.

   (d) Not applicable.


ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) The information set forth under "The Offer-Source and Amount of Funds" in
Section 12, "The Offer-Certain Information Concerning the Company-Recent Developments" in Section 11 and "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

   (b) Not applicable.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

   (a) through (j) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

   The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

   The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth under "Introduction" and "The Offer-Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

   (a) and (b) The information set forth under "The Offer-Certain Information Concerning the Company-Summary Historical Financial Information" and "The Offer-Certain Information Concerning the Company-Summary Unaudited Pro Forma Financial Information" in Section 11 of the Offer to Purchase is incorporated herein by reference, and the information set forth on pages 23 through 47 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed as Exhibit (g) hereto, is incorporated herein by reference.


ITEM 8. ADDITIONAL INFORMATION.

   (a) None.

   (b) The information set forth under "Special Factors-Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in Section 4 of the Offer to Purchase is incorporated herein by reference.


   (c) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.


   (d) None.

   (e) The Information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

  (a)(1)..  Form of Offer to Purchase, dated March 11, 1996.

  (a)(2)..  Form of Letter of Transmittal together with Guidelines for Certification of Taxpayer
            Identification Number on Substitute Form W-9.

  (a)(3)..  Form of Letter to Stockholders of the Company from Dean T. Casaday, President and Chief Executive
            Officer of the Company, dated March 11, 1996.

  (a)(4)..  Form of Notice of Guaranteed Delivery.

  (a)(5)..  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees, dated March 11, 1996.

  (a)(6)..  Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees.

  (a)(7)..  Form of Summary Advertisement, dated March 12, 1996.

  (a)(8)..  Form of Press Release issued by the Company, dated March 11, 1996.

  (b).....  Not applicable.

  (c).....  None.

  (d).....  None.

  (e).....  Not applicable.

  (f).....  None.

  (g).....  Pages 23 through 47 of the Company's Annual Report on Form 10-K for the year ended December 31,
            1995.


                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     PG Energy Inc.



                                     By:  /s/ John F. Kell, Jr.
                                     ---------------------------------
                                     Name: John F. Kell, Jr.
                                     Title:  Vice President, Financial Services


Dated: March 11, 1996

                               INDEX TO EXHIBIT

  EXHIBIT
   NUMBER    DESCRIPTION
-----------  ----------------------------------------------------------------------------------------
  (a)(1)...  Form of Offer to Purchase, dated March 11, 1996.

  (a)(2)...  Form of Letter of Transmittal together with Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.

  (a)(3)...  Form of Letter to Stockholders of the Company from Dean T. Casaday, President and
             Chief Executive Officer of the Company, dated March 11, 1996.

  (a)(4)...  Form of Notice of Guaranteed Delivery.

  (a)(5)...  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees, dated March 11, 1996.

  (a)(6)...  Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, TrustCompanies
             and Other Nominees.

  (a)(7)...  Form of Summary Advertisement, dated March 12, 1996.

  (a)(8)...  Form of Press Release issued by the Company, dated March 11, 1996.

  (g)......  Pages 23 through 47 of the Company's Annual Report on Form 10-K for the year ended
             December 31, 1995.

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